Exhibit 99.44

FOR IMMEDIATE RELEASE

GoldMining Inc. Named to 2020 OTCQX Best 50

Selected as one of the top 50 performing companies
for 2019 on the OTCQX

Announces investor relations agreement

Vancouver, British Columbia – January 21, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce it has been named to the 2020 OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year.

The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX Best Market. The ranking is compiled by OTC Markets Group Inc., operator of the OTCQX and other financial markets for 10,000 U.S. and global securities. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2020 OTCQX Best 50 were ranked based on their performance in 2019.

Amir Adnani, Chairman, stated: "We are pleased to be recognized in the OTCQX Best 50. This marks the third time since 2015 that our company has been selected in this list of top performers. On behalf of management, I thank our shareholders for their continued support. During the most recent gold bear market, we made numerous opportunistic acquisitions that we believe uniquely position us with the most expansive multi-jurisdictional gold resource portfolio in the Americas."

The Company further announces that it has entered into a digital marketing investor relations agreement with Wallace Hill Partners, Ltd. ("WHP"), an independent company that provides digital marketing and investor relations services to public companies. The engagement has a 12-month term. The Company may terminate the WHP Agreement upon 30 days' notice to WHP. Pursuant to the agreement, the Company will pay $8,500 per month to WHP in consideration for the services provided thereunder, including, among other things, online marketing and publishing services through internal and third-party advertisers, to further increase the Company’s profile.

Additionally, the Company announces that it has granted incentive stock options to purchase 565,000 common shares of the Company to certain consultants, including WHP, pursuant to the Company's existing stock option plan. Such options have an exercise price of $1.50 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.

GOLDMINING INC.

SUITE 1830 – 1030 WEST GEORGIA STREET VANCOUVER BC V6E 2Y3   +1.855.630.1001

TSX-V: GOLD I OTCQX: GLDLF

About OTCQX Best Market

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas.  Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.  Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its business and future events, including expectations respecting the Company's long-term strategy and other plans.  Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which it operates.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, the ability of the Company to identify additional acquisition opportunities on acceptable terms or at and uncertainties relating to the availability and costs of financing needed in the future.  These risks, as well as others, including those set forth in the Company's annual information form for the year ended November 30, 2018 and other filings with Canadian securities regulators, which are available under the Company's profile at www.sedar.com, could cause actual results and events to vary significantly.  Accordingly, readers should not place undue reliance on forward-looking statements and information.  There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate.  The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.